SCHEDULE 13D

 (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

 Under the Securities Exchange Act of 1934
(Amendment No.           )*

HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

437355 10 0
(CUSIP Number)

Troy J. Rillo, Esq. Kirkpatrick & Lockhart LLP 201 South Biscayne Boulevard, Suite 2000 Miami, Florida 33131 (305) 539-3355
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2003
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jane C. Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 862,479
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 862,479
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

            The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc. (formerly Nextgen Communications Corporation), a Delaware corporation (the "Company").  The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

Item 2. Identity and Background

(a)        This statement on Schedule 13D is being filed by Jane C. Barber, an individual ("Ms. Barber");

(b)        The address of Ms. Barber is 1633 Chandelle Lane, Fallbrook, California 92028;

(c)        Ms. Barber is retired;

(d)        Ms. Barber has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)        Ms. Barber has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)         (f)        Ms. Barber is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

            On June 5, 2003, Ms. Barber acquired 862,479 shares of Common Stock (the "Shares") from the Company, in connection with that certain First Amendment to Stock Purchase Agreement executed by Ms. Barber and the Company on such date.  Ms. Barber acquired the Shares from the Company by converting $2,242,446 of a promissory note owed to Ms. Barber by the Company into the Shares, at a conversion rate of $2.60 per share.  Ms. Barber also holds a convertible promissory note issued by the Company, dated June 5, 2003, in the original principal amount of $2,242,446 (the "Convertible Note"), which she may convert into shares of Common Stock at a conversion price equal to the average three-day closing price of the Common Stock on the three days prior to conversion.  The Convertible Note includes a provision, however, whereby in no event may Ms. Barber convert the Convertible Note into a greater number of shares of Common Stock that, when added to her existing shares of Common Stock, exceeds a 9.99% ownership stake in the Company.  Ms. Barber received registration rights from the Company for the Shares and any shares that may result from her conversion of the Convertible Note.

Item 4.  Purpose of Transaction

            Ms. Barber acquired the Shares in connection with a restructuring of certain promissory notes issued by the Company to Ms. Barber during the Company's acquisition from Ms. Barber of 100% of the stock of P.W. Stephens, Inc., which closed effective as of November 1, 2002.  Ms. Barber agreed to convert a portion of such notes into the Shares in exchange for certain consideration, including the Convertible Note, certain security interests in the Company's (and P.W. Stephens') assets to secure the remaining notes, and registration rights for the Shares.

            Ms. Barber has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Ms. Barber in the future to acquire or dispose of equity in the Company, including upon conversion of all or a portion of the Convertible Note, or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5. Interest in Securities

(a)        As of the date hereof, Ms. Barber beneficially owns 862,479 shares of the Company's Common Stock. The 862,479 shares owned by Ms. Barber represented 7.2% of the 11,941,331 shares of Common Stock that the Company had outstanding on June 11, 2003, according to a Form 8-A filed by the Company on such date;

(b)

(b)	Number of shares as to which Ms. Barber has:
	sole power to vote or direct the vote: shared power to vote or direct the vote: sole power to dispose or direct the disposition: shared power to dispose or direct the disposition:	862,479 0 862,479 0

(c)        Other than the transactions set forth herein, Ms. Barber has not engaged in any transactions in the Common Stock within the past 60 days;

(d)        Not applicable;

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Ms. Barber has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits

None.

 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: June 17, 2003                                            /s/Jane C. Barber
                  Jane C. Barber

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